UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
BY FOREIGN BANKS AND FOREIGN INSURANCE
COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES
AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS
OF SECURITIES IN THE UNITED STATES

A.    Name of issuer or person filing (“Filer”): Aspen Insurance Holdings Limited
B.    This is (select one):
        an original filing for the Filer
        an amended filing for the Filer
C.    Identify the filing in conjunction with which this Form is being filed:
    Name of registrant: Aspen Insurance Holdings Limited
    Form type: Form F-3
    File Number (if known):
    Filed by: Aspen Insurance Holdings Limited
    Date Filed (if filed concurrently, so indicate): Filed concurrently herewith
D.    The Filer is incorporated or organized under the laws of Bermuda and has its principal place of business at (Address in full and telephone number):
141 Front Street
Hamilton HM 19
Bermuda
(441) 295-8201
E.    The Filer designates and appoints (Name of United States person serving as agent) Cogency Global Inc. (“Agent”) located at (Address in full in the United States and telephone number):
122 East 42nd Street, 18th Floor
New York, NY 10168
(212) 947-7200
    as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a)    any investigation or administrative proceeding conducted by the Commission, and
(b)    any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form F-3 filed on June 14, 2023 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.    Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.
G.    Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.
The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hamilton, Country of Bermuda, this 14th day of June, 2023.
Filer: Aspen Insurance Holdings Limited
By:    /s/ David Amaro
      Name:     David Amaro
    Title:     Group General Counsel & Company Secretary

This statement has been signed by the following persons in the capacities and on the dates indicated.
COGENCY GLOBAL INC.
By:    /s/ Colleen A. De Vries
     Name: Colleen A. De Vries
    Title: Senior Vice-President
Date:    June 14, 2023

Aspen Insurance Holdings Limited
Certificate
I, David Amaro, Company Secretary of Aspen Insurance Holdings Limited (the “Company”), do hereby certify (i) that the following resolution of the Company, which provides authorization for the appointment of Cogency Global Inc., as agent for service of process in the United States, is a true copy of an extract of resolutions duly passed by the Board of Directors of the Company at a meeting duly called and held on the 23rd of March 2023 in Hamilton, Bermuda and (ii) that said resolution has not been amended or rescinded and is still in full force and effect as of the date hereof.
“FURTHER RESOLVED, that any Authorized Officer and any person so authorized or directed by any such Authorized Officer be, and each of them hereby is, authorized, empowered and directed to, or cause to, prepare, execute, dispatch and deliver all reports, schedules, statements, consents, instruments, notices, agreements, certificates and documents with respect to the foregoing resolutions, and to take all other actions that such Authorized Officer or Authorized Officers deem or determine to be necessary, appropriate or advisable in order to give effect to the intent and purpose of the foregoing resolutions, the transactions contemplated thereby and any ancillary matters thereto, including, without limitation, finalization of negotiations with business entities and service providers, retention of advisors, and submission of required filings and applications with appropriate government or regulatory authorities, such deeming or determination to be conclusively evidenced by any such execution or the taking of any such action by such person or persons.”

IN WITNESS WHEREOF I have hereunto subscribed my name, this 14th day of June, 2023.

By:     /s/ David Amaro

     Name:     David Amaro
    Title:     Group General Counsel & Company Secretary